                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)

                               ANGELES PARTNERS X
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 2 OF 10 PAGES
-------------------------                                   ------------------

--------------------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
   1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
--------------------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]
--------------------------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6     DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          10,926 UNITS
                            ----------------------------------------------------------------------------------------------------
                               9
                                     SOLE DISPOSITIVE POWER
                            ----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          10,926 UNITS

--------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,926 UNITS
--------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         58.08%
--------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------------------------------------------------------

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 3 OF 10 PAGES
-------------------------                                   ------------------


---------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO-GP, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------------------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]
---------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
---------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

---------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
---------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                         10,926 UNITS
                            -----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                         10,926 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,926 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [  ]

---------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         58.08%
---------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------------------------------------------------------------

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 4 OF 10 PAGES
-------------------------                                   ------------------


---------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
---------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]
---------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
---------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

---------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
---------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                         10,926 UNITS
                            -----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                         10,926 UNITS

---------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,926 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

---------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         58.08%
---------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------------------------------------------------------------

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 5 OF 10 PAGES
-------------------------                                   ------------------


---------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: INSIGNIA PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[ ]

                                                                                                                        (b)[X]
---------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
---------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
---------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          3,919 UNITS
                            -----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                            -----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          3,919 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,919 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

---------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.83%
---------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
---------------------------------------------------------------------------------------------------------------------------------

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 6 OF 10 PAGES
-------------------------                                   ------------------


---------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO/IPT, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]
---------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
---------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

---------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
---------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          3,919 UNITS
                            -----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                          3,919 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,919 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

---------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.83%
---------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------------------------------------------------------------

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 7 OF 10 PAGES
-------------------------                                   ------------------


---------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON:  COOPER RIVER PROPERTIES, L.L.C.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[ ]

                                                                                                                         (b)[X]
---------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
---------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

---------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            -----------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                          3,784 UNITS
                            -----------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            -----------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                           3,784 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,784 UNITS
---------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

---------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.11%
---------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
---------------------------------------------------------------------------------------------------------------------------------

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 8 OF 10 PAGES
-------------------------                                   ------------------




Item 1.  Security and Issuer

         The name of the issuer is Angeles Partners X, a California limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership.

         This Amendment No. 12 (this "Amendment") amends Items 1, 2, 3 and 5 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2.  Identity and Background

     (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

         (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multi-family residential properties.

         (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

         (3) Apartment Investment and Management Company, a Maryland corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multi-family residential properties.

         (4) Insignia Properties, L.P., a Delaware limited partnership, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and operating multi-family residential properties.

         (5) AIMCO/IPT, Inc., a Delaware corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and managing multi-family residential properties.

         (6) Cooper River Properties, L.L.C., a Delaware limited liability company, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and managing multi-family residential properties.

     (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------------                                   ------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 9 OF 10 PAGES
-------------------------                                   ------------------

Item 3.  Source and Amount of Funds and Other Consideration

         This amendment is being filed after the conclusion of the tender offer by AIMCO Properties to purchase outstanding units of limited partnership interest of the Partnership at a price of $111.00 per unit, subject to the conditions set forth in the Offer to Purchase, dated May 13, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on June 25, 2002, the offer expired pursuant to its terms. A total of 1,002 units, representing approximately 5.33% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of the units at a price of $111.00 per unit. The units were purchased with cash on hand.

Item 5.  Interest in Securities of the Issuer

         (a) - (c) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e)  Not applicable.

-------------------------                                   -------------------
CUSIP NO.  NOT APPLICABLE             13D                   PAGE 10 OF 10 PAGES
-------------------------                                   -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2002
                                            AIMCO PROPERTIES, L.P.

                                            By:  AIMCO-GP, INC.
                                                 (General Partner)

                                            AIMCO-GP, INC.

                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY

                                            INSIGNIA PROPERTIES, L.P.

                                            By:  AIMCO/IPT, INC.
                                                 (General Partner)

                                            AIMCO/IPT, INC.

                                            COOPER RIVER PROPERTIES, L.L.C.

                                            By:    /s/ Patrick J. Foye
                                                ------------------------------
                                                  Executive Vice President
                                                  of each of the foregoing
                                                  entities